05039107

S [redacted] S
: COMMISSION
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SEC FILE NUMBER
8- 15656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2005
WASH, D.C. 185 SECTION

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

61 BROADWAY SUITE 810
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHUMACHER 212-952-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT R. CPA
(Name — *if individual, state last, first, middle name*)

16 PORTER PLACE (Address) SEA CLIFF (City) NEW YORK (State) 11579 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/17

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MICHAEL J. SCHUMACHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

EWA H. WRZOSEK
Notary Public, State of New York
No. 01WR5073725
Qualified in Kings County
Commission Expires March 3, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRASBOURGER PEARSON TULCIN WOLFF Incorporated
Member New York Stock Exchange

61 Broadway
New York, NY 10006
(212) 952-7500
Toll-Free 888-NYC-SPTW
Telefax (212) 952-1258

February 23, 2005

To the:

Security & Exchange Commission
National Association of Securities Dealers, Inc.
New York Stock Exchange, Inc.
Arizona Corporation Commission, Securities Division
Arkansas, Securities Department
California, Department of Corporation
Colorado, Division of Securities
Connecticut, Department of Banking
Delaware, Department of Justice, Securities Division
District of Columbia, Dept. of Insurance & Securities Regulation, Securities Bureau
Florida, Department of Banking & Finance, Division of Securities
Georgia, Securities Division
Illinois Securities Department
Indiana, Securities Division
Iowa, Securities Bureau
Kentucky Securities Commission
Louisiana Commission of Securities
Maryland Division of Securities, Office of the Attorney General
Massachusetts Securities Division
Michigan, Office of Financial and Insurance Services, Licensing Division
Minnesota, Department of Commerce
Missouri, Securities Division, Missouri State Information Center
Nebraska Securities Bureau
Nevada Securities
New Hampshire, Bureau of Securities Regulation
New York State Department of Law, Investor Protection and Securities Bureau
North Carolina Securities Division, Office of the Secretary of State
Oregon Securities Division, Department of Consumer and Business Services
Pennsylvania Securities Commission
Rhode Island, Department of Business Regulation, Securities Division
South Carolina, Office of the Attorney General, Securities Section
Utah, Department of Commerce, Securities Division
Vermont, Department of Banking, Insurance & Securities
Virginia Division of Securities
Washington, Department of Financial Institutions, Securities Division
West Virginia Securities Commission, Securities Division
Wisconsin, State of Wisconsin, Department of Financial Institutions, Division of Securities
Wyoming, Securities Division, Secretary of State

Gentlemen:

This is to inform you that the financial statements and operational reports filed with the above agencies, for the year ended December 31, 2004 have been made available to all the members of this Corporation.

Very truly yours,

Michael J. Schumacher, President

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2004

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

DECEMBER 31, 2004

INDEX

FINANCIAL STATEMENTS:

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

We have audited the accompanying statements of financial condition of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vincent R. Vassallo

Sea Cliff, New York
February 16, 2005

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
Current assets:		
Cash	$ 94	$ 68,093
Due from broker	333,487	82,418
Commissions and fees receivable	60,549	302,573
Due from stockholder	5,788	10,329
Prepaid expenses	1,738	2,647
Total current assets	401,656	466,060
Other assets:		
Investment in New York Stock Exchange Membership at cost (market value $1,000,000)	290,015	290,015
Security deposit and other assets	3,300	3,300
Total other assets	293,315	293,315
	$694,971	$759,375

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Current liabilities:		
Due to branch office	$229,001	$487,862
Due to floor broker	10,791	6,783
Accounts payable, accrued expenses And other current liabilities	6,280	13,676
Total current liabilities	246,072	508,321
Subordinated loans	150,000	-
Commitment and contingencies	-	-
Stockholder's equity:		
Common stock – Class A, voting $1 par value, Authorized 1,000 shares, issued 400 shares, Outstanding 255-3/4 shares (not including 144-1/4 shares in treasury stock)	400	400
Capital contributed in excess of par value	584,546	484,003
Retained earnings	106,753	159,451
Treasury stock – at cost (144-1/4 shares)	(392,800)	(392,800)
Total stockholder's equity	298,899	251,054
	$694,971	$759,375

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF OPERATIONS

	For the years Ended December 31, 2004	2003
Income:		
Commissions	$4,255,198	$6,790,254
Underwriting fees and other commissions	181,079	2,279
Floor lease	169,917	781,672
Other revenue	1,523,105	-
Interest and dividends	40,600	30,744
	6,169,899	7,604,949
Less: Clearing commissions paid	175,013	176,149
Total income	5,994,886	7,428,800
Expenses:		
Salaries:		
Officer	67,520	93,124
Office	288,459	448,850
Commissions	4,711,916	6,126,891
Interest	1,733	-
Payroll taxes	24,590	51,314
Employee welfare	121,926	101,298
Membership dues and fees	50,326	63,882
Reimbursed expenses	-	(73,804)
Error account	2,730	4,986
Rent	141,062	257,115
Professional fees	240,514	46,509
Communications	63,725	69,403
Insurance	9,357	6,996
Office	57,881	311,970
Promotion	207,353	11,107
Automobile	53,782	56,542
Dues, subscriptions and research	3,462	1,158
Depreciation	-	5,961
Total expenses	6,046,336	7,583,302
(Loss) before provision for income taxes	(51,450)	(154,502)
Provision for (benefit from) income taxes	1,248	-
Net (loss)	($ 52,698)	($154,502)

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at January 1, 2003	$400	$484,003	$313,953	($392,800)	$405,556
Net loss for 2003	-	-	(154,502)	-	(154,502)
Balance at December 31, 2003	400	484,003	159,451	(392,800)	251,054
Additional capital contributed In excess of par value	-	100,543	-	-	100,543
Net loss for 2004	-	-	(52,698)	-	(52,698)
Balance at December 31, 2004	$400	$584,546	$106,753	($392,800)	$298,899

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CASH FLOWS

	For the years Ended December 31, 2004	2003
Cash flows from operating activities:		
Net (loss)	($ 52,698)	($154,502)
Adjustments to reconcile net (loss) to net cash Provided by (used in) operating activities:		
Depreciation	-	5,961
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker	(251,069)	(204)
Commissions and fees receivable	242,024	(141,017)
Prepaid expenses	909	(1,398)
Due from branch office	(258,861)	335,946
Due to floor broker	4,008	6,783
Accounts payable, accrued expenses and other current liabilities	(7,396)	2,724
Total adjustments	(270,385)	208,795
Net cash (used in) operating activities	(323,083)	54,293
Cash flows provided by (used in) investing activities:		
Purchase of fixed assets	-	(5,000)
Subordinated loans	150,000	
Loan receivable – stockholder	4,541	17,973
Net cash provided by investing activities	154,541	12,973
Cash flows provided by financing activities:		
Capital contributed in excess of par	100,543	-
Net (increase) decrease in cash	(67,999)	67,266
Cash at beginning of year	68,093	827
Cash at end of year	$ 94	$68,093
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 1,733	$ -
Income taxes	$ 1,043	$ -

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
NOTE TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Strasbourger Pearson Tulcin Wolff Incorporated (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on February 11, 1970. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company's activities are regulated by various government agencies, including the Securities and Exchange Commission and the New York Stock Exchange.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash:

The Company places its cash with a high credit quality financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(d) Property and Equipment

Furniture, fixtures and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Income Taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provisions for taxes represent the New York State tax on "S" Corporations and the New York City Corporate income tax.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment, at cost, consist of the following:

	December 31,	
	2004	2003
Furniture and fixtures	$26,253	$26,253
Leasehold improvements	5,000	5,000
Computer equipment	2,275	2,275
	33,528	33,528
Less: Accumulated depreciation	33,528	33,528
	$ 0	$ 0

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $153,709, which was $53,709 in excess of its required minimum capital of $100,000. The Company's net capital ratio at December 31, 2004 was 1.6 to 1.

NOTE 4 - COMMITMENT.

The Company's operating lease expired on July 31, 2002 and was not renewed. The Company is currently on a month to month basis at $4,915 per month and is not obligated for any minimum rent. Annual base rent is $58,980.

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of the major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 6 - LITIGATION.

The Company is from time to time involved in litigation incidental to the conduct of its business. The Company settled the only lawsuit against the Company claiming damages in the amount of $89,624 for $2,000. There is also an investigation by the NYSE open and from which may arise disciplinary action by the Exchange against the Company including, without limitation, a fine. Management of the Company intends to defend the action vigorously and believes the outcome of this claim will not have a material impact on the operations of the Company.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

	December 31, 2004	December 31, 2003
Stockholder's equity at December 31,	$298,899	$251,054
Less: Non-allowable assets	295,053	306,730
	3,709	(55,676)
Subordinated loan	150,000	-
Net capital	153,709	(55,676)
Less: Minimum capital required	100,000	50,000
Excess (Deficient) net capital	$ 53,709	($105,676)
Aggregate indebtedness	$246,072	$508,321
Percentage of aggregate indebtedness of net capital	160.1%	N/A

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
Total ownership equity	$298,899	$300,074	($ 1,175)	Year-end adjustments
Less non-allowable assets	295,053	297,510	2,457	Year-end adjustments
Net capital	$ 3,846	$ 2,564	$ 1,282	

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2004

Balance at January 1, 2004	$ 0
Increases during year	150,000
Balance at December 31, 2004	$150,000

See accompanying notes to financial statements.

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

In planning and performing our audit of the financial statements and supplementary Schedules of Strasbourger Pearson Tulcin Wolff Incorporated, for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, count, verifications, and comparisons

2. Recordation of difference required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vincent R. Vassallo

Sea Cliff, NY
February 16, 2005